Exhibit 12.2

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Amounts in thousands

	Year ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before noncontrolling interest in consolidated subsidiaries and income from equity investees	$69,524	$47,185	$27,654	$30,579	$15,708
Add: Income tax expense	936	1,326	1,524	1,131	937
Add: Fixed charges	32,720	33,547	38,848	32,007	50,410
Add: Distributed income of equity investees	2,630	2,184	944	494	686
Less: Capitalized interest	(113)	(149)	(72)	(83)	(159)
Preferred dividend requirements of consolidated subsidiaries	—	—	—	—	—

Earnings (1)	105,697	84,093	68,898	64,128	67,582
Fixed charges:
Interest expense	31,166	32,330	37,365	30,681	48,847
Amortization of financing fees	834	836	1,184	1,030	1,203
Capitalized interest	113	149	72	83	159
Estimate of interest included in rent expense	607	232	227	213	201
Preferred stock dividends	—	—	—	—	—

Fixed charges (2)	$32,720	$33,547	$38,848	$32,007	$50,410
Ratio of earnings to combined fixed charges and preferred stock dividends (1)/(2)	3.23	2.51	1.77	2.00	1.34